United States
                       Securities and Exchange Commission
                              Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)


                           Preferred Income Fund, Inc.
                                (Name of Issuer)


                                   Common Stock
                         (Title of Class of Securities)


                                    74037G-10-6
                                   (CUSIP Number)



                              The Commerce Group, Inc.
                                  211 Main Street
                                 Webster, MA 01570
                                  (508) 943-9000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  February 13, 2003
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:   [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















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CUSIP No.: 74037G-10-6                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            February 26, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             2,746,800
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        2,746,800
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,746,800

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.3%

14.      TYPE OF REPORTING PERSON
     [HC]














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CUSIP No.: 74037G-10-6                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            FEBRUARY 26, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of Preferred Income Fund, Inc. (the "Fund"), a Maryland business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at c/o Flaherty & Crumrine, Inc. 301 E. Colorado Blvd., Ste 720, Pasadena, California, 91101.


ITEM 2.  IDENTITY AND BACKGROUND

(a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the reporting person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The Fund's reports with the Securities and Exchange Commission report that 10,043,770 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 27.3% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,746,800 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 27.3% of the outstanding Shares.

                                                 Shares                Cost

   The Commerce Insurance Company               2,558,800          $38,567,033
   American Commerce Insurance Company            168,000            2,310,828
   Commerce West Insurance Company                 20,000              279,231

                  Totals                        2,746,800          $41,157,092






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CUSIP No.: 74037G-10-6                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            FEBRUARY 26, 2003



     (c) During the period from August 6, 2002 through February 13, 2003 the Reporting Person has effected the following sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex B). All transactions prior to August 6, 2002 were reported on previous
Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information
























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CUSIP No.: 74037G-10-6                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            FEBRUARY 26, 2003





                                           SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 26, 2003                THE COMMERCE GROUP INC.










                                     Gerald Fels
                                     Executive Vice President &
                                     Chief Financial Officer































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


                                                   ANNEX  A
                                            Item 5 (c) - Information

                                                 As of February 13, 2003

SALES from  08/06/02 - 02/13/03
PFD        74037G-10-6            PREFERRED INCOME FUND

COMMERCE INSURANCE COMPANY

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE            CONSIDERATION
08/06/02        08/09/02          24,400             $15.25               $371,112.79
08/21/02        08/26/02             200              15.52                  3,095.91
08/21/02        08/26/02           5,800              15.50                 89,665.29
08/26/02        08/29/02           4,400              15.65                 68,681.92
09/03/02        09/06/02             200              16.05                  3,201.90
09/04/02        09/09/02          15,000              16.10                240,892.73
09/04/02        09/09/02           5,000              16.35                 81,547.54
09/04/02        09/09/02           5,000              16.05                 80,047.58
09/05/02        09/10/02             100              16.05                  1,600.95
09/09/02        09/12/02             800              16.00                 12,767.61
09/10/02        09/13/02             200              16.00                  3,191.90

COMMERCE TOTALS:                  61,100                                  $955,806.12










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


                                                   ANNEX  A
                                            Item 5 (c) - Information

                                                 As of February 13, 2003

SALES from  08/06/02 - 02/13/03
PFD        74037G-10-6            PREFERRED INCOME FUND

AMERICAN COMMERCE INSURANCE CO

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE           DATE              SOLD             PER SHARE             CONSIDERATION
01/21/03       01/24/03           10,000             $16.75            $   167,094.95
01/22/03       01/27/03            6,700              16.70                111,618.63
01/23/03       01/28/03            7,000              16.70                116,616.48
01/29/03       02/03/03            5,000              16.70                 83,297.48
01/31/03       02/05/03              600              16.70                  9,995.69
02/03/03       02/06/03            1,200              16.70                 19,991.39
02/06/03       02/11/03            6,800              16.70                113,284.58
02/06/03       02/11/03            3,200              16.73                 53,406.38
02/10/03       02/13/03            4,500              16.70                 74,967.73
02/11/03       02/14/03            4,400              16.70                 73,301.78
02/13/03       02/19/03            3,300              16.70                 54,976.34

AMERICAN COMMERCE TOTALS:         52,700                                $  878,551.43

TOTAL SALES:                     113,800                                $1,834,357.55






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